Exhibit 99.183

For Immediate Release	September 1, 2021

The Valens Company Announces the Acquisition of Verse Cannabis and Creates Top Tier Canadian Licensed Producer

Verse acquisition, in conjunction with the recently announced agreement to acquire Citizen Stash, propels Valens into a top tier market share position in Canada with over 220 listings in 7 provinces and territories under its brands, while remaining a partner of choice for third-party custom manufacturing

Pro forma Valens will be comprised of Verse, a leading value brand, Citizen Stash, the #1 brand in flower and the #3 brand in pre-rolls over $13.00/gram, as well as its existing best-in-class, low-cost product manufacturing platform1

Kelowna, B.C., September 1, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to announce that it has completed a transaction to acquire Verse Cannabis (“Verse”) including all of the Verse intellectual property. This acquisition, and Valens’ recently announced agreement to acquire Citizen Stash Cannabis Corp., positions Valens as a top tier cannabis licensed producer in the Canadian industry by total provincial listings and market share.

Since launching in August 2020, Verse has emerged as a leading cannabis brand with a wide-ranging portfolio that spans all major product categories. Verse has been a pioneer in the value segment starting with its Tropic Lemon 510 thread vape cartridges (including one of the first 1.0g cartridges on the market) and continuing with the recent launch of BC God Bud 28g offering. Today, Verse boasts a number of innovative products in its portfolio such as the Sour Medley and Baked Apple Soft Chews, Double Chocolate Brownie, THC and CBD SoRSE-based drops and the Rapid Tropical Rush beverage to name a few. With over 90 provincial listings across 7 provinces and territories today, Verse offers a wide selection of high-quality products providing consumers an array of cannabis consumption experiences without the uncomfortably high price point. Valens aims to leverage Verse products as its lead value-focused offering within its brand portfolio.

Tyler Robson, Chief Executive Officer and Chair of the Board of The Valens Company, said, “The acquisitions of Verse and Citizen Stash were motivated by an underlying desire to become an ally to both our customers and consumers. We believe in creating best-in- class products that consumers deserve in the right way, without ever cutting corners. Whether it’s medical or recreational, local or international, third-party owned brands or Valens owned brands, we’re pursuing purity in extraction, formulation, product development and testing to bring the benefits of cannabis to the world. The expanded platform we have built at Valens is now positioned to better serve current and future customers and consumers through unique product offerings at attractive price points while maximizing shareholder value through Valens branded products.”

Strategic Highlights

With the acquisition of Verse and the recently announced agreement to acquire Citizen Stash, The Valens Company is now well positioned to drive market share gains, close the existing valuation gap with large, licensed producer peers, and maximize value for all its shareholders.

•	Bolstering of the Valens brand portfolio with a leading value brand: Strategic tuck-in acquisition ideally positioned to leverage Valens low-cost infrastructure. This acquisition, paired with Citizen Stash, places Valens’ pro forma owned brands at both ends of the pricing spectrum maximizing operational flexibility, balancing margin and volumes, and reducing market risk while minimizing conflict with existing LP partners.

•	Accretive transaction: Expected to be accretive to the Company in 2021 and 2022 before synergies. With the completion of the Verse acquisition, Valens will now recognize full revenue from branded provincial sales with no royalty payments to Verse and will not require any incremental capital investment.

•	Existing Valens manufactured product portfolio with a strong pipeline ripe for expansion: Having worked with Verse from the beginning, Valens has intimate knowledge of the brand identity and helped foster its success in the marketplace. Valens has a robust pipeline planned for new innovative products under the Verse brand and this transaction furthers its commitment to bring the highest quality products to consumers.

•	Becoming an ally to both our customers and consumers: The hybrid branded/unbranded business model mirrors that of established industries outside of cannabis. Similar industries such as alcohol, pharmaceutical, nutraceuticals, and packaged foods leverage similar models to leverage their manufacturing expertise and improve their capacity utilization.

•	Leverageable portfolio of brands and IP for entrance into the US THC market upon federal legalization: The Verse brand with its market leading product formulations, and the Citizen Stash brand with its robust catalogue of premium genetics are all assets that will prove valuable upon entrance into the US THC market upon federal legalization.

Conference Call & Webcast Presentation

The Valens Company will host a conference call and webcast concurrently with an accompanying presentation to discuss the Verse Acquisition and the Citizen Stash Acquisition on Wednesday September 1, 2021, at 11:00 AM ET / 8:00 AM PT.

Toll-Free: 1-877-407-0792

Toll / International: 1-201-689-8263

Conference ID#: 13722732

Webcast Link: http://public.viavid.com/index.php?id=146411

Please visit the webcast link at least 15 minutes prior to the presentation to register, download, and install any necessary audio software. An archived replay of the webcast presentation will be available on the Valens investor page of the Company website at https://thevalenscompany.com/investors/. The accompanying presentation deck can be found at this link.

At Valens, it’s Personal.

Sources:

1Hifyre data for the markets of Ontario, Alberta and British Columbia during March to May 2021

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052
www.thevalenscompany.com

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

About Verse Cannabis Corp.

There is a clear need in the marketplace for Verse. On the one hand, beautifully branded and marketed flower-based brands line the shelves of cannabis stores nationwide. On the other hand, quality-obsessed craft products, fill the needs of those demanding more, but at a high price.

This is where the idea for Verse was born. An assortment of the highest quality cannabinoid-based Gen2 products accessible to all. A brand whose North Star would always be innovation and quality but values like realness and honesty would trump frills and gimmicks.

Like the verse of a song or poem, where creativity follows the rules of rhythm to become attractive to its listener, so does Verse, combining creative innovation with the rules of science to engineer extraordinary experiences for consumers.

For further information, please contact:

Jeff Fallows

President

The Valens Company

Investor Relations
ir@thevalenscompany.com
1 647.956.8254

KCSA Strategic Communications
Phil Carlson / Elizabeth Barker
VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications
Anne Donohoe
adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052
www.thevalenscompany.com

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, that the potential benefits of the Consolidation, including the effect on the Company’s application to list its Common Shares on the NASDAQ, will not be achieved, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052
www.thevalenscompany.com

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